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                                                     OMB Number:      3235-0145
                                                     Expires:   August 31, 1999
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                                                     hours per response:  14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SEC 1745(3-98)

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     Qwest Communications International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74912110
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Filed pursuant to Rule 13d-2(b)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 / / Rule 13d-1(b)
 / / Rule 13d-1(c)
 /X/ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                  SEC 1745(3-98)

CUSIP Number:  74912110

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Anschutz Company
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                  (a) /X/
                  (b) / /
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization
                  Delaware
--------------------------------------------------------------------------------
Number of               5       Sole Voting Power
Shares                                                                      0
Beneficially                    ------------------------------------------------
Owned by                6       Shared Voting Power
Each Reporting                                                    160,194,664
Person With:                    ------------------------------------------------
                        7       Sole Dispositive Power
                                                                            0
                                ------------------------------------------------
                        8       Shared Dispositive Power
                                                                  160,194,664
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  160,194,664
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  /  /
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
                  Approximately 46%
--------------------------------------------------------------------------------
12       Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

                               Page 2 of 8 Pages

CUSIP Number:  74912110

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Philip F. Anschutz
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                  (a) /X/
                  (b) / /
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization
                  United States of America
--------------------------------------------------------------------------------
Number of               5       Sole Voting Power
Shares                                                                      2
Beneficially                    ------------------------------------------------
Owned by                6       Shared Voting Power
Each Reporting                                                    160,194,664
Person With:                    ------------------------------------------------
                        7       Sole Dispositive Power
                                                                            2
                                ------------------------------------------------
                        8       Shared Dispositive Power
                                                                  160,194,664
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  160,194,666
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  /  /
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
                  46%
--------------------------------------------------------------------------------
12       Type of Reporting Person
                  IN
--------------------------------------------------------------------------------

                               Page 3 of 8 Pages

This Amendment No. 1 to the Schedule 13G filed on February 17, 1998, by Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz") relates to shares of Common Stock, $0.01 par value per share, of Qwest Communications International Inc. ("Common Stock") and amends Items 4 and 8 of the Schedule 13G.

ITEM 4.

The information previously furnished in response to this Item is amended to read as follows:

Anschutz:
---------

(a)   Amount beneficially owned:                                       160,194,666 (1)(2)
(b)   Percent of class:                                                Approximately 46% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                2
      (ii)    Shared power to vote or to direct the vote:              160,194,664 (1)(2)
      (iii)   Sole power to dispose or to direct the disposition of:   2
      (iv)    Shared power to dispose or to direct the disposition of: 160,194,664 (1)(2)

AC:
---

(a)   Amount beneficially owned:                                       160,194,664 (2)
(b)   Percent of class:                                                Approximately 46% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                0
      (ii)    Shared power to vote or to direct the vote:              160,194,664 (2)
      (iii)   Sole power to dispose or to direct the disposition of:   0
      (iv)    Shared power to dispose or to direct the disposition of: 160,194,664 (2)

ITEM 8.

The information previously furnished in response to this Item is amended to read as follows:

See attached Exhibit 1, which states the identity of each member of the group.

----------
(1) This number includes shares directly owned by AC; Anschutz is the owner of 100% of the capital stock of AC.
(2) This number does not include a warrant to acquire 4,300,000 shares of Common Stock held by Anschutz Family Investment Company LLC ("AFIC"); AC is the Manager and one-percent equity owner of AFIC.
(3) Based on 348,021,329 shares of Common Stock issued and outstanding as of January 31, 1999.

                                Page 4 of 8 Pages

                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ANSCHUTZ COMPANY

By:   Philip F. Anschutz
      Chairman



      By:     /s/ THOMAS A. RICHARDSON               February 15, 1999
              ------------------------------         ------------------
              Thomas A. Richardson (4)               Date
              Attorney-in-fact




(4) Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 1 to the Schedule 13G on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney is attached as Exhibit 2.


                                Page 5 of 8 Pages

                                   Signature
                                   ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






PHILIP F. ANSCHUTZ




By:   /s/ THOMAS A. RICHARDSON              February 15, 1999
      ------------------------------        ------------------
      Thomas A. Richardson (4)              Date
      Attorney-in-fact







(4) Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 1 to the Schedule 13G on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney is attached as Exhibit 2.

                                Page 6 of 8 Pages

                                    EXHIBIT 1

As required by ITEM 8, the members of the group are as follows:


Philip F. Anschutz
c/o Anschutz Company
555 Seventeenth Street
Suite 2400
Denver, CO 80202

Anschutz Company
555 Seventeenth Street
Suite 2400
Denver, CO 80202

                                Page 7 of 8 Pages

                                    EXHIBIT 2

                                POWER OF ATTORNEY


      I, Philip F. Anschutz, hereby appoint Cannon Y. Harvey, Joseph W. Morrisey, Jr., and Thomas A. Richardson, and each of them individually, my true and lawful attorney-in-fact to:

      (1) execute for me and on my behalf, in my capacity as an individual and in my capacity as an officer and/or director of Anschutz Company and The Anschutz Corporation (the "Companies") Schedule 13G and any Amendments thereto, in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

      (2) do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete and execute any such
              Schedule 13G and any Amendments thereto and timely file such Schedule or Amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by the attorney-in-fact on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his discretion.

      I hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. I hereby acknowledge that the foregoing attorney-in-fact, in serving in such capacity at my request, is not assuming, nor are the Companies assuming, any of my responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in full force and effect until I am no longer required to file Schedule 13G and any Amendments thereto, unless I earlier revoke this Power of Attorney in a signed writing delivered to the attorney-in-fact.

      IN WITNESS WHEREOF, I hereby cause this Power of Attorney to be executed as of this 10th day of February, 1999.





                        /s/ PHILIP F. ANSCHUTZ
                            ------------------------
                            Philip F. Anschutz



                                Page 8 of 8 Pages